SUPPLEMENT DATED AUGUST 2, 2004

TO

PROSPECTUS DATED APRIL 30, 2004

FOR

FUTURITY PROTECTOR VARIABLE UNIVERSAL LIFE INSURANCE

ISSUED BY SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT I

The investment objective of the SCSM Blue Chip Mid Cap Fund is changed to read as follows:

SCSM Blue Chip Mid Cap Fund seeks long-term capital growth by investing, under normal conditions, at least 80% of its net assets in a diversified portfolio of common stocks and other equity securities of U.S. companies with market capitalizations within the collective range of the Russell Midcap or the S&P MidCap 400 Indexes.

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.